SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

NY1:#3312798v1

ASHANTI GOLDFIELDS COMPANY LIMITED

PRESS RELEASE

FOR IMMEDIATE RELEASE **26 MARCH 2002**

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

HIGHLIGHTS

- Earnings of US$62.7 million – more than double as compared to last year's pre-exceptional earnings
- Strong operational performance resulting in gold production of 1.66 million ounces at a cash operating cost of US$190 per ounce
- Group gross debt levels reduced further by US$39.8 million
- Significant progress made towards refinancing Ashanti's debt
- All mines achieved superior NOSA safety ratings

	2001	2000
Financial (US$)		
Total Turnover	554.4m	582.2m
Earnings before exceptional items	62.7m	30.5m
Earnings after exceptional items	62.7m	(141.1m)
EBITDA	158.9m	203.9m
Earnings per share before exceptional items	0.56	0.27
Earnings per share after exceptional items	0.56	(1.25)
Gold Production (ounces)		
Obuasi	528,451	640,988
Bibiani	253,052	273,711
Iduapriem/Teberebie	205,130	193,868
Ayanfuri	11,517	36,316
Siguiri	283,199	303,381
Freda-Rebecca	102,654	112,164
Geita (group share)	272,781	176,836
Total	1,656,784	1,737,264
Total Production Costs before exceptional items (US$ per ounce)		
Cash operating costs	190	187
Royalties	8	8
Depreciation and amortisation	55	65
Total	253	260
Ore Reserves and Mineral Resources (million ounces)*		
Proved and Probable Ore Reserves	26.1	25.3
Measured and Indicated Mineral Resources	44.0	43.3

*includes 100% of Geita

Overview

I am pleased to report that Ashanti overcame significant challenges to end 2001 on a stronger note. Apart from confronting a depressed gold price environment, Ashanti initiated moves to refinance and restructure its 2003 debt obligations.

The Company maintained its focus on cash generation, which it applied to reduce its debt, and continued to restructure its hedge book.

Operations

Ashanti's operations performed well in 2001. Group production and cost targets were exceeded, particularly at Iduapriem and Geita. The Group's total gold production for the year was 1,656,784 ounces which compares with a total gold production of 1,737,264 ounces in 2000.

The reduced production in 2001 was mainly due to the closure of surface mining operations at Obuasi, cessation of mining at Ayanfuri, and reduced production at Siguiri and Bibiani.

Total cash operating costs were US$190 per ounce as compared to US$187 per ounce in 2000, due to lower production. Obuasi's cash operating costs however fell by 8 per cent from US$208 per ounce in 2000 to US$192 per ounce in 2001. Solid operational performance has helped to reduce Group debt levels further.

We are pleased to report that the Board has requested Trevor Schultz to serve an additional year as Chief Operating Officer until 31 December 2003, following his attainment of the normal retirement age of 60 years. The extension is subject to shareholders' approval.

Exploration

Our exploration efforts centred on replenishing reserves and resources at our mine sites. We were able to delineate further reserves and resources at Geita (before depletion) and also increased the reserves at Iduapriem/Teberebie.

While we were unable to replenish fully reserves at Siguiri, at Obuasi, we found promising high-grade intersections below 50 Level (5,000 feet), suggesting a significant resource potential at the mine. The opportunities to undertake further exploration to prove up the world-famous Obuasi ore body, remain an exciting prospect for us.

Financial Performance

During the year, the Group's earnings more than doubled, our hedge book was further restructured and we applied cash generated from our business to pay down our debts and provide the basis for growth.

The Group's gross debt level was reduced by US$39.8 million in 2001. This included a reduction in the amounts owed under the Revolving Credit Facility from US$88.8 million in 2000 to US$55.0 million. To afford us greater flexibility, we negotiated a US$25.4 million working capital facility for 2002 from some of our existing banks on a voluntary basis.

Reduction in debt levels led to a 43 per cent decrease in interest charges. Corporate administration expenditure was 16 per cent lower at US$21.2 million. Whilst mine site related exploration progressed during the year, non mine site exploration was rationalised during 2001.

Turning to the restructuring of our debt, we are pro-actively implementing a refinancing plan to restructure our balance sheet and provide greater financial flexibility. This involves the proposed restructuring of the exchangeable notes (including an equitisation of 25%), ongoing margin free arrangements and a new revolving credit facility. Details of these are provided in the Financial Review.

Community Relations

Maintaining good community relations is essential for Ashanti's operations and its African franchise value. We therefore continued to discharge our responsibilities to the communities and countries in which we operate. At Bibiani, we created opportunities for farming for the local community and assisted them in that regard. A micro-credit scheme and a training programme that we initiated for the youth have been extremely successful. A similar programme initiated at our Freda-Rebecca mine in Zimbabwe was also instrumental in keeping employee morale high and operations stable in the difficult economic situation in that country.

In 2001, Ashanti joined the Global Compact, a United Nations-sponsored initiative to foster greater responsibility and participation by the world's private sector in enhancing corporate governance. Ashanti was the first company to join in Ghana and I am particularly honoured to be serving on the body which advises the UN Secretary-General on Global Compact issues.

Safety, Health and Environment

The Group safety performance in 2001 was within the corporate target level of 0.8 injuries per 200,000 hours worked and we continue to maintain a world class safety record.

NOSA safety audits, which are internationally acknowledged in the mining industry, were undertaken at all our mines. With the recent upgrade at Obuasi, all Ashanti operations are now internationally rated at four stars or better.

The Group strives to improve on its standards of environmental protection. Land restoration runs parallel with mining activities at open pit mining operations within the Group.

Employees

The improvement in Ashanti's performance during 2001 would not have been possible without the tireless efforts and loyalty of our employees. I therefore take this opportunity to thank everyone of them for their hard work and perseverance and count on their support in the future.

S E Jonah
Chief Executive and Group Managing Director

Summary

- Total gold production of 1.66 million ounces
- Average cash operating cost of US$190 per ounce
- Earnings of US$62.7 million – more than doubled as compared to last year's pre-exceptional earnings
- Group gross debt level reduced by US$39.8 million to US$325.9 million
- Working capital facility of US$25.4 million secured for 2002
- Conditional agreement reached with an ad hoc committee of note holders to a proposed restructuring of the exchangeable Notes
- New conditional margin free trading arrangements agreed with all but one active hedge counterparty
- Conditional agreement reached with a syndicate of four banks to underwrite a new US$100 million revolving credit facility

Revenue

Total revenue for the year of US$554.4 million was 5 per cent lower than last year's level of US$582.2 million, due to lower production. The average gold price realised during the year of US$335 per ounce was in line with the price obtained in 2000.

Spot revenue amounted to US$455.8 million (2000: US$485.2 million). Hedging income totalled US$98.6 million, comprising US$41.6 million realised from the close-outs of maturing hedging contracts and US$57.0 million released from deferred hedging income i.e. income from previously closed-out hedging contracts.

In accordance with the Group's accounting policy, income from early close-outs is credited to revenue for the originally designated delivery period. At 31 December 2001, deferred hedging income totalled US$65.6 million (2000: US$120.0 million) of which US$35.0 million will be credited to revenue in 2002.

Hedging

The table given below shows the changes to Ashanti's hedge book over a two-year period from 31 December 1999:

	31 December 1999 oz m	31 December 2001 oz m	Reduction achieved oz m
Protection	8.1	5.1 (Average price: US$362/oz)	3.0
Commitments	12.2	7.5 (Average price: US$347/oz)	4.7
Lease rates	7.6	5.0	2.6
Prevailing spot price	US$289/oz	US$277/oz	
Mark-to-Market Valuation (US$)	Negative 253 million	Positive 88.8 million	

During the two-year period ended on 31 December 2001, Ashanti reduced its commitment levels and lease rate exposure by 4.7 million ounces and 2.6 million ounces respectively.

As at 31 December 2001, Ashanti's hedge book had a positive mark-to-market value of US$88.8 million based on a spot price of US$277 per ounce (2000: positive mark-to-market value of US$29.1 million based on a spot price of US$273 per ounce). Ashanti's 50 per cent share of the Geita hedge book (which is margin free) had a negative mark-to-market value of US$2.4 million at the year end.

Ashanti had 5.1 million ounces of protection at an average rate of US$362 per ounce at 31 December 2001. Over the life of the hedge book, Ashanti has 40 per cent of total forecast production protected and 61 per cent of total forecast production committed.

The Ashanti hedge book's mark-to-market has benefited significantly over the past two years from a lower US interest rate environment and the time decay of the book. The lease rate spike during April/May 2001 did not have a material impact and cashflows generated from lease rate swaps over the year were positive.

During 2001, two significant restructurings on the book led to an improvement in committed levels and the simplification of the lease rate swaps. The first entailed the accelerated conversion of a convertible structure, which led to a reduction of 554,400 ounces of commitments. The second restructuring entailed the removal of the spot indexing feature of one of the gold lease rate swaps which will benefit Ashanti at higher spot prices.

Cash Operating Costs

Total cash operating costs were US$190 per ounce as compared to US$187 per ounce in 2000, due to lower production primarily at Siguiri and Bibiani. Obuasi's cash operating costs however fell by 8 per cent from US$208 per ounce in 2000 to US$192 per ounce in 2001. Cash operating costs for the individual mines are set out in note 4 to the financial information.

Exploration and Corporate Administration

Exploration expenditure expensed during the year was lower at US$6.5 million (2000: US$14.2 million) due to rationalisation of non-mine site exploration expenditure. Corporate Administration expenditure for the year was also lower by 16 per cent at US$21.2 million (2000: US$25.3 million) due to our cost reduction efforts.

Depreciation

Total depreciation and amortisation charge (before exceptional items) for the year was lower at US$94.9 million (2000: US$114.8 million) due to the asset impairment recorded in 2000.

Total Costs

Total costs before exceptional items, but including depreciation and amortisation for the year amounted to US$457.6 million (2000: US$493.1 million). The total costs per ounce fell from US$284 per ounce in 2000 to US$276 per ounce in 2001. In cash flow terms, despite lower production, total costs (excluding depreciation and amortisation but including capital expenditure) were unchanged at US$252 per ounce.

Financing Costs

Total interest charges fell by 43 per cent from US$51.3 million in 2000 to US$29.4 million in 2001. This significant reduction was due primarily to lower debt levels as compared to 2000.

Taxation

Total taxation charged to the profit and loss account amounted to US$6.8 million (2000: US$8.8 million). This included US$6.6 million of corporate tax for the current year, US$8.2 million in respect of prior years and a credit for release of deferred tax of US$8.0 million.

Earnings

Earnings for the year, more than doubled the level recorded last year, at US$62.7 million (2000: Earnings before exceptional items at US$30.5 million). This was due to lower depreciation and interest charges partly off-set by lower production. Earnings per share was US$0.56 (2000: US$0.27 per share before exceptional items).

Dividend

The Group is in the process of strengthening its financial position by restructuring its balance sheet. The banking covenants presently prohibit the payment of cash dividends until gross borrowings fall below US$300 million. Given these reasons and the deficit in Ashanti's reserves, no dividend is proposed for 2001.

Cash Flow

The net cash inflow from operating activities was US$95.4 million (2000: US$149.4 million). The reduction in 2001 was due to the non-consolidation of Geita following the sale of a 50 per cent interest in December 2000 and lower cash flows from other operations. Net interest paid was US$22.4 million (2000: US$56.4 million) and capital expenditure was US$49.6 million (2000: US$145.6 million).

Capital Expenditure

Group capital expenditure decreased from US$145.6 million in 2000 to US$49.6 million primarily due to the completion of the Geita project in 2000. The Group's capital expenditure during 2001 included US$30.1 million at Obuasi and US$19.5 million at the other mines, excluding Geita. Ashanti's 50 per cent share of Geita's 2001 capital expenditure amounted to US$7.5 million.

Debt

The Group's gross debt fell by US$39.8 million, from US$365.7 million in 2000 to US$325.9 million in 2001. The Group's net debt level as at 31 December 2001 was US$270.7 million (2000: US$292.1 million). These amounts exclude the 50 per cent share of the US$124.3 million non-recourse Geita project finance loan.

No drawings were made under the Group's revolving credit facility ("Existing RCF") during 2001. The amounts outstanding under this Facility fell from US$88.8 million in 2000 to US$55.0 million in 2001.

Ashanti has also secured an extension of its working capital facilities on a voluntary basis from certain of its current lending banks of US$25.4 million which is available for drawing, pursuant to the terms of the Existing RCF, up to 30 December 2002.

Proposed Restructuring, Margin Free Arrangements and New Revolving Credit Facility

On 25 January 2002, Ashanti announced that it had agreed terms in principle with an Ad Hoc Committee ("Ad Hoc Committee") of the holders of 5½% Exchangeable Guaranteed Notes due 15 March 2003 ("Existing Notes") representing approximately 62 per cent of the outstanding principal of US$218.6 million to a Proposed Restructuring ("Proposed Restructuring") of the Existing Notes. The principal terms of the proposed restructuring are:

- Equitisation of US$54,642,750 of the Existing Notes (representing 25 per cent of the Existing Notes) by the issue of ordinary shares in Ashanti ("Ashanti Shares") at US$3.70 per Ashanti Share.
- Exchange of US$163,928,250 of the Existing Notes (representing 75 per cent of the Existing Notes) for US$163,928,250 of 7.95% Exchangeable Guaranteed Notes due 30 June 2008 ("New Exchangeable Notes").
- The New Exchangeable Notes will be exchangeable by the holders into Ashanti Shares at any time at an exchange price of US$5.75.
- The New Exchangeable Notes will be mandatorily redeemable by Ashanti in semi-annual instalments of US$12 million commencing on 31 December 2003 to the extent not already exchanged. The balance of any New Exchangeable Notes not exercised or redeemed will be repayable in full on 30 June 2008. Ashanti also has the option on each semi-annual redemption date to redeem an additional US$12 million of New Exchangeable Notes.
- Ashanti will, upon completion of the Proposed Restructuring, pay to the then holders of the Existing

Notes an exchange fee of 2 per cent of the face value of the then outstanding Existing Notes. In aggregate, this payment will amount to approximately US$4.37 million.

The Proposed Restructuring, which is intended to be implemented by way of a scheme of arrangement to be sanctioned by the Grand Court of Cayman Islands, is subject to the satisfaction of a number of conditions including: the preparation and despatch of formal documentation; listing of the new securities to be issued on the relevant stock exchanges; the approval of the requisite majorities of the holders of the Existing Notes, Ashanti's shareholders and its hedge counterparties; and the approval of its lending banks or repayment of the Existing RCF. The members of the Ad Hoc Committee have undertaken to vote in favour of the scheme of arrangement to implement the Proposed Restructuring, subject to Ashanti complying with certain obligations and satisfying certain conditions within certain time limits. In particular, the formal documentation to implement the Proposed Restructuring must be posted by 31 May 2002 and the relevant scheme meetings held by no later than 31 August 2002.

A pre-condition to the Ad Hoc Committee being bound by a written undertaking to vote in favour of the Proposed Restructuring was Ashanti entering into appropriate ongoing margin free arrangements with its hedge counterparties, other than Credit Suisse First Boston International ("CSFB"). Interim margin free agreements ("Interim Margin Free Agreements") have now been signed by all of Ashanti's active hedge counterparties other than CSFB (the "Relevant Hedge Counterparties"). However, one of the Interim Margin Free Agreements (signed by a Relevant Hedge Counterparty, which has agreed to novate half of its hedge book to Standard Bank London Limited conditionally only upon the Interim Margin Free Agreements becoming effective prior to 15 March 2003), is being held by Ashanti's lawyers subject to an escrow agreement. This Interim Margin Free Agreement will be released from escrow to Ashanti on Ashanti certifying, prior to 15 March 2003, that it believes (acting in good faith) that, should the relevant Interim Margin Free Agreement be released from escrow, all the conditions to the Interim Margin Free Agreements will become effective unless, prior to that date, Ashanti has been notified that there has been an event of default resulting in an early termination event under the ISDA Master Agreement between such counterparty and Standard Bank London Limited.

All of the Interim Margin Free Agreements are now conditional upon satisfaction of the following conditions (the "Conditions") prior to 15 March 2003:

- the Proposed Restructuring (or such other restructuring as is approved by an appropriate majority of hedge counterparties) being completed;
- release from escrow to Ashanti of the Interim Margin Free Agreement currently held in escrow; and
- Ashanti having available to it loan facilities in an amount of not less than US$25 million available for drawing for working capital purposes for a period of not less than 15 months from the date of posting of the documentation to shareholders in relation to the Proposed Restructuring.

If the Conditions are satisfied at a stage when CSFB has not signed the Interim Margin Free Agreement then, subject to Ashanti complying with certain covenants and no events of default being declared, Ashanti will benefit in the period after 31 December 2002 from ongoing margin free trading arrangements unless CSFB is entitled to, and actually does, call for margin. Based on CSFB's current hedgebook with Ashanti and current market conditions, Ashanti believes that CSFB would only be entitled to call for margin after 31 December 2002 as a result of breaching the enhanced margin limits if the gold price exceeded approximately US$370 per ounce. It should be noted however that the threshold for a triggering of the margin limits in respect of CSFB will also vary as a result of changes in US interest rates, gold lease rates and gold price volatility.

Once the Interim Margin Free Agreements have become effective and have been signed by CSFB, the Interim Margin Free Agreements will terminate and the Existing Margin Free Trading Letter with its hedge counter parties dated October 2000 ("Existing MFTL") will be amended and restated to provide for margin free trading on an ongoing basis, subject only to certain limited termination rights.

As part of the implementation of the Proposed Restructuring, Ashanti has mandated four banks to arrange a new US$100 million five year revolving credit facility ("New RCF") for the Ashanti Group. Those banks or their affiliates have also agreed to underwrite the New RCF. The underwriting and the facility are conditional inter alia on (i) Interim Margin Free Agreements being signed by all the Relevant Hedge Counterparties; (ii) execution of a facility agreement by no later than 15 June 2002; (iii) the non-occurrence of certain material adverse changes; (iv) the Proposed Restructuring being completed and (v) appropriate regulatory approvals.

The Refinance Plan (containing the Proposed Restructuring, Interim Margin Free Agreements and New RCF) which Ashanti submitted to its hedge counterparties and its lending banks under the terms of its Existing RCF and Existing MFTL has not been objected to by either the hedge counterparties or the lending banks within the period permitted for objections.

The above restructuring, once implemented, will improve Ashanti's balance sheet (by decreasing debt and increasing equity), extend the maturity profile of Group debt and increase Ashanti's financial flexibility.

Going Concern

Ashanti has secured an extension of its working capital facilities, within the Existing RCF, on a voluntary basis from certain of its current lending banks of US$25.4 million. The working capital facility is available for drawing only up to 30 December 2002. This working capital facility, if drawn, falls due for repayment on 30 December 2002. The outstanding balance of the Existing RCF falls due for repayment on 15 January 2003 and the Existing Notes fall due for repayment on 15 March 2003. Under the Existing MFTL, Ashanti benefits from margin free trading with its hedge counterparties only until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case, to compliance with covenants and no event of default being declared. The above matters raise substantial doubt about the Group's ability to continue as a going concern.

Ashanti is proposing to implement the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF in order to ensure the Company's continued operational existence. There remain a number of conditions which need to be satisfied in order for the Proposed Restructuring to become effective and the Interim Margin Free Agreements and the New RCF to become unconditional. There can be no guarantees that these conditions will be satisfied. Should any of the relevant conditions not be satisfied or if the Proposed Restructuring is withdrawn for any reason, then it is possible that, unless a standstill or other accommodation is reached with its bank group, hedge counterparties and in due course the holders of its Existing Notes, Ashanti might not be able to meet its debts as they fall due. If the Proposed Restructuring is not successfully implemented during the current financial year, there will be uncertainty as to whether the Group will be able to continue in operational existence for at least the next 12 months. However, taking into account the progress which Ashanti has achieved in relation to the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF and other relevant factors, the Directors have formed the judgement, at the time of approving this financial information, that it is appropriate to continue to use the going concern basis in preparing this financial information.

Group Profit and Loss Account

For the year ended 31 December

	Note	2001 Group US$m	2001 Interest in joint venture US$m	2001 Total US$m	2000 Before exceptional items US$m	2000 Exceptional items US$m	2000 After exceptional items US$m
Turnover	2	477.7	76.7	554.4	582.2	–	582.2
Cash operating costs	3	(276.3)	(38.9)	(315.2)	(324.3)	–	(324.3)
Other costs	3, 5	(31.7)	(2.8)	(34.5)	(40.3)	(21.7)	(62.0)
Royalties	3	(10.8)	(2.2)	(13.0)	(13.7)	–	(13.7)
Depreciation and amortisation	3, 5	(82.3)	(12.6)	(94.9)	(114.8)	(193.5)	(308.3)
Total operating costs		(401.1)	(56.5)	(457.6)	(493.1)	(215.2)	(708.3)
Operating profit/(loss)	3	76.6	20.2	96.8	89.1	(215.2)	(126.1)
Share of operating profit of joint venture		20.2			–	–	–
Total operating profit/(loss)		96.8			89.1	(215.2)	(126.1)
Profit on sale of businesses	7	–			–	46.6	46.6
Profit/(loss) before interest		96.8			89.1	(168.6)	(79.5)
Net interest payable: group		(21.6)			(51.3)	–	(51.3)
joint venture		(7.8)			–	–	–
Profit/(loss) before taxation		67.4			37.8	(168.6)	(130.8)
Taxation		(6.8)			(5.8)	(3.0)	(8.8)
Profit/(loss) after taxation		60.6			32.0	(171.6)	(139.6)
Minority interests		2.1			(1.5)	–	(1.5)
Profit/(loss) attributable to shareholders		62.7			30.5	(171.6)	(141.1)
Dividends		–			–	–	–
Retained profit/(loss) for the year		62.7			30.5	(171.6)	(141.1)
Earnings per share (US$)	8	0.56			0.27	(1.52)	(1.25)

Group Balance Sheet

As at 31 December

	2001 Group US$m	2001 Interest in joint venture US$m	2001 Total US$m	2000 Group US$m	2000 Interest in joint venture US$m	2000 Total US$m
Fixed Assets						
Intangible assets	18.8	59.2	78.0	21.5	63.7	85.2
Tangible assets	612.9	103.4	716.3	645.8	103.9	749.7
Investments						
– Geita joint venture	81.7	(81.7)	–	69.3	(69.3)	–
– Loans to joint venture and other investments	32.6	–	32.6	32.6	–	32.6
	746.0		826.9	769.2		867.5
Current assets						
Stocks	73.5	8.8	82.3	77.8	5.9	83.7
Debtors	16.1	9.6	25.7	15.6	3.4	19.0
Cash	55.2	9.2	64.4	73.6	2.1	75.7
	144.8	27.6	172.4	167.0	11.4	178.4
Creditors: amounts falling due within one year						
Creditors	(155.0)	(13.1)	(168.1)	(169.0)	(9.4)	(178.4)
Borrowings	(25.3)	(10.8)	(36.1)	(7.2)	(9.6)	(16.8)
	(180.3)	(23.9)	(204.2)	(176.2)	(19.0)	(195.2)
Net current (liabilities)/assets	(35.5)	3.7	(31.8)	(9.2)	(7.6)	(16.8)
Total assets less current liabilities	710.5		795.1	760.0		850.7
Creditors: amounts falling due over one year						
Creditors	(49.8)	(31.1)	(80.9)	(98.2)	(31.1)	(129.3)
Borrowings	(300.6)	(51.3)	(351.9)	(358.5)	(57.9)	(416.4)
Provisions for liabilities and charges	(19.8)	(2.2)	(22.0)	(24.5)	(1.7)	(26.2)
	340.3		340.3	278.8		278.8
Capital and reserves						
Stated capital	545.2			544.3		
Reserves	(206.9)			(269.6)		
Equity shareholders' funds	338.3			274.7		
Equity minority interests	2.0			4.1		
	340.3			278.8		

10

Group Cash Flow Statement

For the year ended 31 December

	2001 US$m	2000 US$m
Cash inflow from operating activities	95.4	149.4
Returns on investments and servicing of finance		
Interest received	2.0	4.7
Interest paid	(24.4)	(61.1)
Net cash outflow from returns on investments and servicing of finance	(22.4)	(56.4)
Taxation		
Corporate tax paid	(2.9)	(5.8)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(49.6)	(145.6)
Sale of tangible fixed assets	–	0.9
Purchase of investments	–	(1.5)
Net cash outflow from capital expenditure and financial investment	(49.6)	(146.2)
Acquisitions and disposals	–	230.3
Cash inflow before use of liquid resources and financing	20.5	171.3
Management of liquid resources	9.7	13.3
Cash inflow before financing	30.2	184.6
Financing	(40.6)	(186.3)
Decrease in cash	(10.4)	(1.7)
Reconciliation of net cash flow to movement in net debt		
Decrease in cash	(10.4)	(1.7)
Decrease in liquid resources	(9.7)	(13.3)
	(20.1)	(15.0)
Cash outflow from financing	40.6	186.3
Other	0.9	29.5
Movement in net debt	21.4	200.8
Net debt at 1 January	(292.1)	(492.9)
Net debt at 31 December	(270.7)	(292.1)

Group Profit and Loss Account

3 months to 31 December

		2001			2000		
	Note	Group US$m	Interest in joint venture US$m	Total US$m	Before exceptional items US$m	Exceptional items US$m	After exceptional items US$m
Turnover	6	128.9	19.9	148.8	146.4	-	146.4
Cash operating costs	6	(69.9)	(10.5)	(80.4)	(76.7)	-	(76.7)
Other costs	6	(12.4)	(2.8)	(15.2)	(15.5)	(21.7)	(37.2)
Royalties		(2.9)	(0.5)	(3.4)	(3.2)	-	(3.2)
Depreciation and amortisation	6	(14.8)	(3.5)	(18.3)	(22.8)	(193.5)	(216.3)
Total operating costs		(100.0)	(17.3)	(117.3)	(118.2)	(215.2)	(333.4)
Operating profit/(loss)	6	28.9	2.6	31.5	28.2	(215.2)	(187.0)
Share of operating profit of joint venture		2.6			-	-	-
Total operating profit/(loss)		31.5			28.2	(215.2)	(187.0)
Profit on sale of businesses	7	-			-	46.6	46.6
Profit/(loss) before interest		31.5			28.2	(168.6)	(140.4)
Net interest payable: group		(4.5)			(15.7)	-	(15.7)
joint venture		(1.4)			-	-	-
Profit/(loss) before taxation		25.6			12.5	(168.6)	(156.1)
Taxation		(2.6)			(2.0)	(3.0)	(5.0)
Profit/(loss) after taxation		23.0			10.5	(171.6)	(161.1)
Minority interests		2.1			(0.8)	-	(0.8)
Profit/(loss) *attributable* to shareholders		25.1			9.7	(171.6)	(161.9)
Dividends		-			-	-	-
Retained profit/(loss) for the year		25.1			9.7	(171.6)	(161.9)
Earnings per share (US$)	8	0.23			0.09	(1.52)	(1.43)

Group Cash Flow Statement

3 months to 31 December

	2001 US$m	2000 US$m
Cash inflow from operating activities	28.8	49.6
Returns on investments and servicing of finance		
Interest received	-	1.5
Interest paid	(3.0)	(15.7)
Net cash outflow from returns on investments and service of finance	(3.0)	(14.2)
Taxation		
Corporate tax paid	(0.1)	(1.8)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	(14.6)	(25.3)
Sale of tangible fixed assets	-	0.9
Net cash outflow from capital expenditure and financial investment	(14.6)	(24.4)
Acquisitions and disposals	-	230.3
Cash inflow before use of liquid resources and financing	11.1	239.5
Management of liquid resources	9.7	13.3
Cash inflow before financing	20.8	252.8
Financing	(9.0)	(251.7)
Increase in cash	11.8	1.1

1 Basis of Preparation

The unaudited results for the year ended 31 December 2001 have been prepared in accordance with the accounting policies set out in the Annual Report and Accounts for the year ended 31 December 2000.

Going Concern

Ashanti has secured an extension of its working capital facilities, within the Existing RCF, on a voluntary basis from certain of its current lending banks of US$25.4 million. This working capital facility is available for drawing only up to 30 December 2002. This working capital facility, if drawn, falls due for repayment on 30 December 2002. The outstanding balance of the Existing RCF falls due for repayment on 15 January 2003 and the Existing Notes fall due for repayment on 15 March 2003. Under the Existing MFTL, Ashanti benefits from margin free trading with its hedge counterparties only until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case to compliance with covenants and no event of default being declared. The above matters raise substantial doubt about the Group's ability to continue as a going concern.

Ashanti is proposing to implement the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF (as outlined in the Financial Review) in order to ensure the Company's continued operational existence. There remain a number of conditions which need to be satisfied in order for the Proposed Restructuring to become effective and the Interim Margin Free Agreements and the New RCF to become unconditional. There can be no guarantees that these conditions will be satisfied. Should any of the relevant conditions not be satisfied or if the Proposed Restructuring is withdrawn for any reason, then it is possible that, unless a standstill or other accommodation is reached with its bank group, hedge counterparties and in due course the holders of its Existing Notes, Ashanti might not be able to meet its debts as they fall due. If the Proposed Restructuring is not successfully implemented during the current financial year there will be uncertainty as to whether the Group will be able to continue in operational existence for at least the next 12 months. However, taking into account the progress which Ashanti has achieved in relation to the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF and other relevant factors, the Directors have formed the judgement, at the time of approving this financial information, that it is appropriate to continue to use the going concern basis in preparing this financial information.

The financial information does not include any adjustments that might result should the Group be unable to continue as a going concern.

2 Turnover

	2001 US$m	2000 US$m
Bullion revenue	381.7	485.2
Cash realised on maturing hedging contracts	39.0	54.4
Deferred hedging income	57.0	42.6
	477.7	582.2
Share of turnover of joint venture	76.7	–
	554.4	582.2

3 Operating profit analysis by business area before exceptional operating costs

12 months to 31 December 2001

	Obuasi	Ayanfuri	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Geita (100%)	Hedging Income	Exploration	Corp. Admin.	Group	Geita (50%)	Total
US$ million													
Revenue – spot	143.5	3.1	55.8	68.7	76.6	34.0	–	–	–	–	381.7	74.1	455.8
– hedging	–	–	–	–	–	–	–	96.0	–	–	96.0	2.6	98.6
	143.5	3.1	55.8	68.7	76.6	34.0	–	96.0	–	–	477.7	76.7	554.4
Cash operating costs	(101.4)	(2.8)	(44.0)	(43.1)	(62.2)	(22.8)	–	–	–	–	(276.3)	(38.9)	(315.2)
Other costs	–	(1.0)	(0.8)	(2.2)	–	–	–	–	(6.5)	(21.2)	(31.7)	(2.8)	(34.5)
Royalties	(4.3)	(0.1)	(1.7)	(2.1)	(2.6)	–	–	–	–	–	(10.8)	(2.2)	(13.0)
EBITDA	37.8	(0.8)	9.3	21.3	11.8	11.2	–	96.0	(6.5)	(21.2)	158.9	32.8	191.7
Depreciation and amortisation	(37.5)	(0.5)	(4.9)	(13.8)	(18.6)	(3.9)	–	–	(1.9)	(1.2)	(82.3)	(12.6)	(94.9)
Operating profit													
– 31.12.01	0.3	(1.3)	4.4	7.5	(6.8)	7.3	–	96.0	(8.4)	(22.4)	76.6	20.2	96.8
– 31.12.00	(5.0)	(3.9)	6.1	21.9	7.7	(2.6)	9.9	97.0	(14.6)	(27.4)	89.1	–	89.1

4 Summary of production and cash operating costs per ounce

	Obuasi	Ayanfuri	Iduapriem*	Bibiani	Siguiri	Freda-Rebecca	Geita**	Total/Average
Twelve months to 31 Dec 2001								
Production (ounces)	528,451	11,517	205,130	253,052	283,199	102,654	272,781	1,656,784
Cost per ounce (US$)	192	243	214	170	220	222	143	190
Twelve months to 31 Dec 2000								
Production (ounces)	640,988	36,316	193,868	273,711	303,381	112,164	176,836	1,737,264
Cost per ounce (US$)	208	245	223	134	181	198	145	187

* Iduapriem figures include those of Teberebie.

** This number represents 50% of Geita's production in 2001; 2000 being 100%.

5 Exceptional operating costs

	2001 US$m	2000 US$m
Obuasi redundancy and related costs	-	7.0
Hedge close out (note a)	-	14.7
Tangible fixed assets impairment (note b)	-	193.5
	-	215.2

a. In October 2000, Ashanti agreed, as part of its negotiations with its banks and hedge counterparties during the period leading up to the Geita sale, to close out certain hedge positions resulting in an exceptional loss of US$14.7 million.

b. A review of the carrying value of fixed assets of the Group was carried out in 2000 under FRS 11 by comparing future projected cash flows discounted at 9.3% with net asset value. This resulted in an exceptional charge in 2000 of US$193.5 million, comprising US$150.0 million at Obuasi, US$35.0 million at Freda-Rebecca and US$8.5 million at Kimin.

6 Operating profit analysis by business area before exceptional operating items

3 months to 31 December 2001

	Obuasi	Ayanfuri	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Geita (100%)	Hedging Income	Exploration	Corp. Admin.	Group	Geita (50%)	Total
Production ozs	134,423	-	55,443	66,697	62,551	21,060	-	-	-	-	340,174	69,043	409,217
US$ million													
Revenue – spot	37.1	-	15.4	18.5	17.2	7.8	-	-	-	-	96.0	19.3	115.3
– hedging	-	-	-	-	-	-	-	32.9	-	-	32.9	0.6	33.5
	37.1	-	15.4	18.5	17.2	7.8	-	32.9	-	-	128.9	19.9	148.8
Cash operating costs	(25.3)	-	(11.8)	(11.1)	(16.6)	(5.1)	-	-	-	-	(69.9)	(10.5)	(80.4)
Other costs	-	(1.0)	(0.8)	(2.2)	-	-	-	-	(2.2)	(6.2)	(12.4)	(2.8)	(15.2)
Royalties	(1.2)	-	(0.5)	(0.6)	(0.6)	-	-	-	-	-	(2.9)	(0.5)	(3.4)
EBITDA	**10.6**	**(1.0)**	**2.3**	**4.6**	**-**	**2.7**	**-**	**32.9**	**(2.2)**	**(6.2)**	**43.7**	**6.1**	**49.8**
Depreciation and amortisation	*(7.8)*	*(0.1)*	*(0.8)*	*(3.1)*	*(1.4)*	*0.5*	-	-	*(1.8)*	*(0.3)*	*(14.8)*	*(3.5)*	*(18.3)*
Operating profit													
– 2001	**2.8**	**(1.1)**	**1.5**	**1.5**	**(1.4)**	**3.2**	**-**	**32.9**	**(4.0)**	**(6.5)**	**28.9**	**2.6**	**31.5**
– 2000	4.5	(1.7)	1.4	10.1	(1.4)	(0.6)	3.1	28.4	(5.2)	(10.4)	28.2	-	28.2

7 Profit on sale of businesses

	2001 US$m	2000 US$m
Profit on disposal of 50% interest in Geita	-	51.2
Loss on disposal of 50% interest in Carmeuse Lime Products (Ghana) Ltd	-	(4.6)
	-	46.6

8 **Earnings per share**

The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year of 112.1 million (2000: 112.9 million). Earnings per share has been shown before and after exceptional items in order to show the impact of the exceptional items on the underlying results of the business.

9 **Ore Reserves and Mineral Resources**

Measured and Indicated Mineral Resources as at 31 December 2001

Location	Measured Tonnes (million)	Measured Grade (g/t)	Indicated Tonnes (million)	Indicated Grade (g/t)	Total Tonnes (million)	Total Grade (g/t)	Gold Ounces (million)	Equity Ounces (million)
Obuasi								
Underground	22.5	11.2	34.8	9.5	57.3	10.1	18.7	18.7
Surface	17.8	3.0	1.6	2.8	19.4	3.0	1.9	1.9
Tailings	15.1	2.0	5.3	2.2	20.4	2.1	1.4	1.4
Sub Total	55.4	6.1	41.8	8.3	97.2	7.0	21.9	21.9
Other Locations								
Iduapriem (80%)/Teberebie (90%)	58.8	1.6	37.6	1.6	96.4	1.6	5.0	4.0
Bibiani surface	1.4	1.9	6.8	3.2	8.2	3.0	0.8	0.8
Bibiani tailings	4.4	1.1	0.4	0.9	4.8	1.1	0.2	0.2
Siguiri (85%)	28.7	1.1	56.1	1.2	84.8	1.1	3.1	2.6
Freda-Rebecca	12.3	2.5	2.8	2.8	15.1	2.5	1.2	1.2
Geita (50%)	43.3	3.7	45.0	4.1	88.4	3.9	11.1	5.5
Youga (45%)	-	-	7.4	3.0	7.4	3.0	0.7	0.3
Sub Total	148.9	2.2	156.1	2.3	305.0	2.3	22.1	14.7
Total	**204.3**	**3.2**	**197.9**	**3.6**	**402.2**	**3.4**	**44.0**	**36.6**
2000 Total	184.3	3.4	204.0	3.6	388.3	3.5	43.3	35.6

Proved and Probable Ore Reserves as at 31 December 2001

Location	Proven Tonnes (million)	Proven Grade (g/t)	Probable Tonnes (million)	Probable Grade (g/t)	Total Tonnes (million)	Total Grade (g/t)	Gold Ounces (million)	Equity Ounces (million)
Obuasi								
Underground	5.0	7.9	37.3	8.0	42.3	8.0	10.9	10.9
Surface	1.3	5.2	-	-	1.3	5.2	0.2	0.2
Tailings	15.1	2.0	5.3	2.2	20.4	2.1	1.3	1.3
Sub Total	21.4	3.6	42.6	7.3	64.0	6.0	12.4	12.4
Other Locations								
Iduapriem (80%)/Teberebie (90%)	31.4	1.7	7.2	1.7	38.6	1.7	2.1	1.7
Bibiani surface	1.4	1.9	6.1	3.2	7.5	3.0	0.7	0.7
Bibiani tailings	4.4	1.1	0.4	1.0	4.8	1.1	0.2	0.2
Siguiri (85%)	20.9	1.1	35.8	1.2	56.7	1.2	2.1	1.8
Freda-Rebecca	4.3	2.5	1.1	2.4	5.4	2.5	0.4	0.4
Geita (50%)	37.7	3.4	25.0	4.5	62.7	3.8	7.7	3.9
Youga (45%)	-	-	5.0	3.2	5.0	3.2	0.5	0.2
Sub Total	100.0	2.2	80.5	2.5	180.5	2.4	13.7	8.9
Total	**121.4**	**2.5**	**123.2**	**4.2**	**244.6**	**3.3**	**26.1**	**21.3**
2000 Total	107.5	2.6	128.3	4.0	235.8	3.3	25.3	20.4

Notes on the Ore Reserves and Mineral Resources Statement

1. This ore reserve and mineral resource statement is classified according to the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves issued by the Joint Committee for the Australasian Institute of Geoscientists and the Australian Mining Industry Council (JORC).
2. All Identified Mineral Resources are reported as *in situ* or contained resources utilising JORC guidelines and are inclusive of the stated Ore Reserve.
3. The Proved and Probable Ore Reserves contained within the Identified Mineral Resources has been estimated using guidelines of the JORC code and are reported as recoverable ore reserves to which appropriate factors have been applied to allow for mining loss and dilution.
4. For economic studies and the determination of cut-off grades, a gold price of US$300 (2000: US$300) per ounce was assumed.
5. The Ore Reserves and Identified Mineral Resources reported represent 100 per cent of the Ore Reserves and Mineral Resources at the respective properties and no allowance has been made for minority interests or Joint Venture interests. Ashanti's percentage interest is shown in brackets for properties where Ashanti has less than 100 per cent ownership and the corresponding entity ounces are disclosed accordingly.
6. Inferred identified mineral resources are not reported in the statement.
7. The competent persons who have overseen the estimation of the Ore Reserves and Identified Mineral Resources are listed as follows:

Mine	Resources	Reserves
Obuasi	J Amanor	J Chamberland
Iduapriem	K Osei	S Ndede
Bibiani	C de Vente	J Seaward
Siguiri	A Pardey	A Pardey
Freda-Rebecca	J Chinyaukira	V Utete
Geita	R Adofo/J Hill	J Yelland
Youga	D Bansah	T Obiri-Yeboah

8. At a gold price of US$275 per ounce, it is estimated that the ore reserves will decrease by approximately 5 per cent.
9. Data may not compute exactly due to rounding.

Reconciliation for the year ending 31 December 2001

	Measured and Indicated Mineral Resources (Ounces million)			Proved and Probable Ore Reserves (Ounces million)		
Location	Opening 31 Dec 2000	Net (Depletion)/ Additions	Closing 31 Dec 2001	Opening 31 Dec 2000	Net (Depletion)/ Additions	Closing 31 Dec 2001
Obuasi	20.0	1.9	21.9	11.1	1.3	12.4
Ayanfuri	0.1	(0.1)	–	–	–	–
Iduapriem (80%)	5.1	(0.1)	5.0	2.2	(0.1)	2.1
Bibiani	1.1	(0.1)	1.0	1.0	(0.1)	0.9
Siguiri (85%)	3.3	(0.2)	3.1	2.3	(0.2)	2.1
Freda-Rebecca	1.3	(0.1)	1.2	0.4	–	0.4
Geita (50%)	11.7	(0.6)	11.1	7.8	(0.1)	7.7
Youga (45%)	0.7	–	0.7	0.5	–	0.5
Total	**43.3**	**0.7**	**44.0**	**25.3**	**0.8**	**26.1**

10 Hedging

The following table sets out Ashanti's hedge portfolio as at 31 December 2001.

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Forward Sales (ounces)	607,500	718,746	529,996	464,996	248,000	190,000	205,000	180,000	140,000	140,000	120,000	120,000	3,664,238
(US$/ounce)	335.14	351.14	355.18	353.14	349.35	345.93	349.80	345.33	346.86	346.86	348.00	348.00	348.04
Puts:													
Bought (ounces)	270,000	50,000	79,200	79,200	79,200	79,200	79,200	79,200	79,200	-	-	-	874,400
(US$/ounce)	349.54	354.00	377.50	377.50	377.50	377.50	377.50	377.50	377.50	-	-	-	367.52
Sold (ounces)	50,000	50,000	50,000	-	-	-	-	-	-	-	-	-	150,000
(US$/ounce)	270.00	270.00	270.00	-	-	-	-	-	-	-	-	-	270.00
Subtotal (ounces)	220,000	-	29,200	79,200	79,200	79,200	79,200	79,200	79,200	-	-	-	724,400
Calls:													
Sold (ounces)	712,700	665,092	628,972	425,528	212,056	291,076	274,660	96,220	56,500	56,500	56,500	56,500	3,532,304
(US$/ounce)	336.39	338.72	342.44	344.19	365.58	362.74	364.70	362.38	350.00	350.00	350.00	350.00	346.55
Bought (ounces)	60,000	240,000	280,000	60,000	173,000	173,000	-	-	-	-	-	-	986,000
(US$/ounce)	380.00	429.13	444.43	380.00	418.44	418.44	-	-	-	-	-	-	423.74
Subtotal (ounces)	652,700	425,092	348,972	365,528	39,056	118,076	274,660	96,220	56,500	56,500	56,500	56,500	2,546,304
Convertible Structures:													
Put Protection (ounces)	-	-	-	-	100,000	100,000	100,000	100,000	100,000	100,000	100,000	50,000	750,000
(US$/ounce)	-	-	-	-	400.75	400.75	400.75	400.75	400.75	400.75	400.75	401.00	400.77
Forward Commitment (ounces)	-	-	-	-	200,000	200,000	189,000	100,000	100,000	100,000	100,000	50,000	1,039,000
(US$/ounce)	-	-	-	-	400.75	400.75	400.75	400.75	400.75	400.75	400.75	401.00	400.76
Call Commitment (ounces)	-	-	-	-	-	-	-	56,000	56,000	56,000	56,000	28,000	252,000
(US$/ounce)	-	-	-	-	-	-	-	400.75	400.75	400.75	400.75	401.00	400.78
Lease Rate ounces due	2,085	-	-	-	-	-	-	-	-	-	-	-	2,085
Summary:													
Protected (ounces)	825,415	718,746	559,196	544,196	427,200	369,200	384,200	359,200	319,200	240,000	220,000	170,000	5,136,553
Committed (ounces)	1,258,115	1,143,838	878,968	830,524	487,056	508,076	668,660	432,220	352,500	352,500	332,500	254,500	7,499,457
Lease Rate Swap (ounces)	4,981,625	5,044,125	4,466,400	3,765,200	3,089,400	2,470,375	1,941,675	1,427,650	1,014,470	695,250	408,750	161,000	5,044,125
Total committed ounces as a percentage of total forecast production (excluding Geita production for the period of the project finance ie 2001 – 2007)													61%
Deferred Hedging Income (US$m)	35	16	15	-	-	-	-	-	-	-	-	-	66

Geita Hedging

The table below shows Ashanti's portion of hedging commitments for Geita as at 31 December 2001. The table represents half of Geita's hedge commitments.

	2002	2003	2004	2005	2006	2007	Total
Forward Sales (ounces)	225,350	238,681	195,558	125,744	94,576	120,938	1,000,847
(US$/ounce)	282.07	285.78	288.53	294.33	296.05	298.49	289.06
Puts:							
Bought (ounces)	25,170	26,735	25,586	24,350	18,115	23,390	143,346
(US$/ounce)	291.03	291.19	291.29	291.19	291.03	291.66	291.23
Summary:							
Protected (ounces)	250,520	265,416	221,144	150,094	112,691	144,328	1,144,193
Committed (ounces)	225,350	238,681	195,558	125,744	94,576	120,938	1,000,847
Total committed ounces as a percentage of total forecast production							60%
Lease Rate Swap (ounces)	233,316	200,964	156,301	116,774	76,301	41,420	233,316

11 Accounts

The results are unaudited except for the twelve months to 31 December 2000.

18

This report contains a number of statements relating to plans, forecasts, and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to the restructuring of the Exchangeable Notes, the restructuring of Ashanti's hedge book and negotiations to extend margin-free trading arrangements, the negotiation of a new Revolving Credit Facility, future production levels and operating costs, plans for diversification, and the removal of the Golden Share. Ashanti may also make written or oral forward looking statements in its presentation, in its periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that conditions to the Restructuring of the Exchangeable Notes may not be satisfied, fulfilled or waived, the Scheme of Arrangement might not be approved by the holders of the Exchangeable Notes or by the relevant Court, the restructuring of Ashanti's hedge book may not be able to proceed as hoped, Ashanti may not be able to achieve the levels of production and operating costs it has projected, the Government of Ghana may refuse to relinquish the Golden Share. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook, and projections of the conditions under which a particular hedge counterparty might be permitted to make margin calls discussed will not differ materially from the statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include liquidity, gold price volatility, hedging operations, reserves estimates, exploration and development, mining, yearly output, infrastructure, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian Statutory provisions, dividend and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated life of mines include the ability to profitably produce and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty.

Likewise the cashflows from and mark-to-market values of the hedgebook can be affected by, *inter alia*, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.

Enquiries

Ashanti Goldfields Company Limited

James K. Anaman
Managing Director, Public Affairs Tel: (+44) 20 7256 9938

Ernest Abankroh
Company Secretary Tel: (+44) 20 7256 9938

Golin Harris
Allan Jordan Tel: (+1-212) 697 9191

website: www.ashantigold.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: ...March 26, 2002.......

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*